Mail Stop 3561

May 12, 2010

Dennis E. Bunday
Chief Financial Officer
Williams Controls, Inc.
14100 SW 72nd Avenue
Portland, Oregon 97224

Re: Williams Controls, Inc.
File No. 001-33066
Form 10-K: For the Fiscal Year Ended September 30, 2009

Dear Mr. Bunday:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief